December 6, 2007

Ms. Amanda McManus

Branch Chief — Legal

Division of Corporation Finance (Mail Stop 3561)

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street N.W.

Washington, D.C. 20549

Re:	Hormel Foods Corporation
Commission File Number: 1-02402
Form 10-K: For the Fiscal Year Ended October 29, 2006

Dear Ms. McManus:

This letter contains the response of Hormel Foods Corporation, a Delaware corporation (the Company), to your letter dated November 28, 2007 (the SEC Letter).  A copy of the SEC Letter is attached for your convenience.

Item 5. Market for Registrant’s Common Equity, Related Stockholder Transactions and Issuer Purchases of Equity Securities, page 12

1.                                       On October 2, 2002, our Board of Directors authorized a share repurchase program.  The Board’s authorizing resolutions provided for repurchases of the Company’s common stock to be made “through open market transactions, block transactions, privately negotiated transactions, accelerated stock repurchase programs, Rule 10b5-1 repurchase plans, or otherwise.”

Our Form 8-K, filed on October 9, 2002, stated that the repurchases of Company stock would be “accomplished through periodic purchases at prevailing prices on the open market.”  Our Form 8-K simply used the word “purchases” to generally describe the stock repurchases, as the Board’s broad authorization allowed for purchases in any form.  The words “on the open market” modify the words “at prevailing prices,” meaning that purchases would be made at market prices.  Our share repurchases are not required to be made through open market transactions, and we believe our Form 8-K does not state such a requirement.

The September 5, 2006, purchase of 295,680 shares from The Hormel Foundation arose from negotiations initiated by The Hormel Foundation.  The parties agreed to use the average of the closing market price for three consecutive days (i.e. August 30, August 31, and September 1, 2006) as the “market price” for the stock.

Securities and Exchange Commission

December 6, 2007

Both parties felt that using this three-day average market price was an appropriate method to price such a large volume of stock.

The Company’s purchase of stock from The Hormel Foundation was consistent with the authorization by our Board of Directors.  While in hindsight the language in our Form 8-K could be worded differently, we believe that the stock purchase from The Hormel Foundation was also consistent with the disclosure in our Form 8-K.

The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in its filing with the Securities and Exchange Commission (SEC);

•                  SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, or would like clarification as to any of the information provided in this letter, please do not hesitate to contact the undersigned at (507) 437-5611 (telephone) or (507) 437-5109 (facsimile).  Thank you.

Sincerely,

/s/ James W. Cavanaugh

James W. Cavanaugh

cc:	John Stickel,
Securities and Exchange Commission
Jeffrey M. Ettinger,
Chairman of the Board, President and Chief Executive Officer, Hormel Foods Corporation
Jody H. Feragen,
Sr. Vice President and Chief Financial Officer, Hormel Foods Corporation
James N. Sheehan,
Vice President and Controller, Hormel Foods Corporation